EXHIBIT 4.1

AMENDED AND RESTATED
NON-NEGOTIABLE PROMISSORY NOTE

Philadelphia, Pennsylvania

$1,242,164.95	Dated as of February 2, 2010

FOR VALUE RECEIVED, Lifeway Foods, Inc., an Illinois corporation (“Lifeway”) and Fresh Made, Inc., a Pennsylvania corporation (“Fresh Made”) and a wholly-owned subsidiary of Lifeway (Lifeway and Fresh Made together, jointly and severally, “Maker”) promises to pay to the order of Ilya Mandel, an individual, and the Estate of Michael Edelson, Deceased (DOD:  10/24/2009) (collectively “Holders”) the principal amount of One Million Two Hundred Forty-Two Thousand One Hundred Sixty-Four Dollars and Ninety-Five Cents ($1,242,164.95) with interest on the unpaid principal balance from the date hereof at the Prime Rate (as defined below) per annum, which sum will be payable in one (1) installment of principal in the amount of Three Hundred Forty-One Thousand Eight Hundred Seventy-Five Dollars ($341,875.00), plus interest, due and payable on the first day of May 1, 2010, and one (1) final installment of the outstanding principal balance of this Note plus accrued and unpaid interest, due and payable on August 1, 2010.  All installments shall be paid (and any notice to be given shall be in writing which shall be deemed to have been duly given (i) on the third business day after the day of registration, if sent by registered or certified mail, postage prepaid, (ii) on the next business day following the documented acceptance thereof for next-day delivery by a national overnight air courier service, if so sent, or (iii) on the date sent by facsimile transmission or electronic mail; otherwise it shall be deemed to have been given when actually received at such address) to Holders at c/o Fox Rothschild LLP, Building #10 Sentry Parkway East, 300 Walton Drive, Suite 200, P.O. Box 3001, Blue Bell, PA 19422-3001, to the attention of “Mandel & Edelson Account” or such other address as Holders may provide to Maker by written notice.

The “Prime Rate” shall mean the prime rate of interest as reported on the date prior to the date hereof in The Wall Street Journal.

Upon the failure to make any payment of principal and/or interest on this Note upon any due date or maturity of this Note, whether by acceleration, demand or otherwise, and/or upon the occurrence of an Event of Default and/or during any continuance thereof, this Note shall bear interest at the Prime Rate plus three percent (3%) per annum (the “Default Rate”).

This Note is a replacement of that certain $2,735,000 Non-Negotiable Promissory Note dated February 6, 2009 (the “Replaced Note”) executed by Maker and payable to the Holders, and nothing contained herein shall be construed (a) to be a novation of or to deem paid or forgiven the unpaid principal balance of, or unpaid accrued interest on, said Replaced Note outstanding at the time of its replacement by this Note; or (b) to release, cancel, terminate or otherwise adversely affect all or any part of any lien, security interest or other encumbrance heretofore granted to or for the benefit of the Holders of said Replaced Note.

This Note is being executed and delivered by Maker pursuant to the terms and conditions of that certain Stock Purchase Agreement, dated as of February 6, 2009, between Maker, as Buyer, and Holders, as Sellers (the “Stock Purchase Agreement”) incorporated herein by reference as fully and with the same effect as if set forth herein at length, a copy of which is attached as Exhibit “A” hereto.  Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Stock Purchase Agreement.  Under the Stock Purchase Agreement, Holders sold to Maker and Maker purchased from Holders all of the issued and outstanding shares of capital stock (the “Shares”) of Fresh Made, Inc. (the “Company”).

This Note is secured by certain collateral, as provided in that certain Security Agreement, dated as of February 6, 2009, executed by Maker in favor of Holders (as amended on the date of this Note, the “Security Agreement”), including certain shares of stock of Maker, as provided in that certain Stock Pledge, dated as of February 6, 2009, executed by Maker in favor of Holders (the “Stock Pledge”) and a mortgage on certain real property owned by the Company (the “Mortgaged Property”), as provided in that certain Mortgage, dated as of February 6, 2009, executed by Maker in favor of Holders (the “Mortgage”), and together with the Security Agreement, the Stock Pledge and any other document now or hereafter given to evidence or secure payment of this Note, as such documents may hereafter be amended, restated or replaced from time to time, are hereinafter collectively referred to as the “Security Documents”). Reference is hereby made to the Security Documents (copies of which Security Documents are attached as Exhibit “B” hereto and incorporated herein by reference as fully and with the same effect as if set forth herein at length) for a statement of the covenants and agreements contained therein, a statement of the rights, remedies, and security afforded thereby, and all matters therein contained.

All installments shall be applied first to the payment of accrued interest and second to the payment of principal.  Principal and interest may be prepaid, in whole or in part, at any time without penalty; provided, however, that in the event of a partial prepayment, the amount of the quarterly installment will remain unchanged, but the number of quarterly installments needed to amortize this Note shall be decreased to reflect the reduced amount of principal outstanding on this Note, such reduction to be made starting from the end of the amortization term.

The following shall constitute an “Event of Default” under this Note: (a) if Maker fails to make any payment due under this Note within five (5) days after  the due date therefor (the "Grace Period"), whether on a payment date, at maturity, by acceleration and/or otherwise; (b) the liquidation, dissolution, termination of existence or insolvency of Maker; (c) the assignment for the benefit of any of the creditors of Maker, or the commencement against Maker of proceedings under the Federal Bankruptcy Code or under any bankruptcy or insolvency laws or any laws relating to the relief of debtors, readjustment of indebtedness or reorganization, or if all or any part of the assets of Maker are attached, seized, subjected to a writ or distress warrant, or levied upon, or come within the possession or control of any receiver, trustee, custodian or assignee for the benefit of creditors, or the entry of judgment against Maker or the issuing of any attachment or garnishment against any property of Maker for any amount in excess of ten percent (10%) of the then outstanding principal balance due and payable under this Note; (d) the appointment of a receiver for Maker; (e) the suspension by Maker of the payment of its obligations or the admission by Maker that it is unable to pay its debts generally as they become due; (f) the default of Maker under any loan, extension of credit, security agreement, purchase or sales agreement, or any other agreement, in favor of a bank, financial institution or any other creditor and/or any other person or entity, that materially affects the business and/or any of the property of Maker, the ability of Maker to repay and/or perform any of its obligations under this Note and/or under the Stock Purchase Agreement; (g) if a bank, other lender or any other creditor tries to take any of Maker's property on or in which Holder has a lien or security interest; (h) the material nonperformance of, or noncompliance with, any of the other agreements, conditions, covenants, or provisions contained in this Note and/or the Stock Purchase Agreement, which nonperformance or noncompliance continues for a period of ten (10) days after written notice thereof by Holder to Maker; provided, however, that if the nature of Maker's nonperformance or noncompliance is both non-monetary and such that more than ten (10) days is reasonably required to cure the same, then such nonperformance or noncompliance shall not be deemed an Event of Default under this Note if Maker commences such cure as promptly as reasonably possible within such ten (10) day period, diligently prosecutes such cure to completion, and in any event completes such cure within forty-five (45) days from the date of Holder's written notice thereof; or (i) the sale, lease, transfer, assignment, encumbrance, or other disposition of the Mortgaged Property and/or all or substantially all of the other assets of Maker, including any attempt to accomplish the foregoing.

If an Event of Default should occur, Holders, at their option, may declare the outstanding principal balance of, and all accrued but unpaid interest on, this Note to be immediately due and payable without presentment, demand, protest, or notice of any kind, all of which are hereby expressly waived.  If an Event of Default should occur, in addition to any of the other rights, remedies and options available to Holders, or any of them, at law and/or in equity, and/or under this Note, the Stock Purchase Agreement, the Security Documents and/or otherwise, Section 8.11 of the Stock Purchase Agreement shall be null and void, and Holders, or any of them, may, directly or indirectly, resume any one or more of the businesses of the Company as operated by the Company prior to the Closing of the Transaction.

In the event that Maker makes any claim(s) against Holders for indemnification and/or payment of damages to which Maker or any Buyer Indemnified Party may be entitled under Section 9.2 of the Stock Purchase Agreement (subject to the limitations and other provisions of Sections 9.4 and 9.8 of the Stock Purchase Agreement) and Holders, being otherwise obligated to provide such indemnification and/or to make such payment, fails to do so, Maker shall have the right to offset the amount(s) of Maker’s claim(s), as aforesaid, for indemnification and/or payment of damages, (i) first, by withholding and setting-off against the first-occurring payments due to Holders under this Note the amount of any such claim(s) for indemnification or payment of damages to which Maker or any Buyer Indemnified Party may be entitled under Section 9.2 of the Stock Purchase Agreement; (ii) second, to the extent not satisfied by (i), by the Holders surrender to Lifeway of the appropriate number of the Lifeway Shares then owned by Holders (based on the fair market value of the Lifeway Shares on the day the claim is resolved) and the canceling of such Lifeway Shares by Lifeway; and (iii) third, to the extent that (i) and (ii) are exhausted and such claim(s) against Holders for indemnification and/or payment of damages are still not satisfied, by pursuing any remaining claims directly against Holders on a joint and several basis.

Maker shall pay to Holders, upon demand, any and all costs of investigation, collection and attorneys’ fees, incurred and/or paid by Holders in enforcing this Note, when this Note and/or any payment(s) of principal and/or interest at any time, and from time to time, becomes due and payable, whether by acceleration or otherwise, and/or due to the occurrence of an Event of Default or for any other reason.

This Note may be amended, modified or waived prospectively or retroactively only by a written instrument signed by Maker and Holders.  No delay or omission of Holders in exercising any right and/or remedy under this Note shall operate as a waiver of that or any other right or remedy.  No waiver of any single breach or other default shall be deemed a waiver of any other breach or other default.

This Note is non-negotiable and may not be transferred or assigned by Holders.

This Note shall be construed in accordance with and governed by the domestic substantive laws of the State of Pennsylvania without giving effect to any choice of law or conflicts of law provision or rule that would cause the application of domestic substantive laws of any other jurisdiction.  Maker and Holders consent to and submit to the exclusive jurisdiction of the courts of Pennsylvania, located in the County of Philadelphia, for any proceeding arising out of or related to this Note, and further agree that service of process or delivery of documents by U.S. certified mail to its respective address set forth in the Stock Purchase Agreement shall be effective for any purpose.

The terms and provisions of this Note shall be binding upon Maker and its successors and permitted assigns, and shall inure to the benefit of Holders and their respective personal representatives, successors and assigns.

If any provision of this Note or the application thereof to any person, entity or circumstance should, for any reason and to any extent, be invalid or unenforceable, the remainder of this Note and the application of such provision to other persons, entities or circumstances shall not be affected thereby, but rather shall be enforced to the greatest extent permitted by law.

IN WITNESS WHEREOF, each Maker has caused this Note to be duly executed by and in its name, by the undersigned duly authorized officer of each such Maker, on and as of the date set forth at the beginning of this Note, intending to be jointly and severally legally bound hereby.

Lifeway Foods, Inc.

By:  /s/ Edward  Smolyansky
Name:  Edward  Smolyansky
Title:  Treasurer
                  [CORPORATE SEAL]

Fresh Made, Inc.

By:  /s/ Edward  Smolyansky
Name:  Edward  Smolyansky
Title:  President
                  [CORPORATE SEAL]

MAKER
Accepted by:

/s/ Ilya Mandel
Ilya Mandel

/s/ Klara Edelson
By:  Executrix of the Estate of Michael Edelson,
Deceased (DOD:  10/24/2009)

HOLDERS